UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 21, 2013



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

Today, November 21, 2013, Dollar Tree, Inc. issued a press release reporting its fiscal 2013 third quarter sales and earnings results and announcing that it will hold a publicly available telephone conference call to discuss these results. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in items 2.02 and 7.01, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 7.01. Regulation FD Disclosure.

The information (including disclaimer) presented under Item 2.02 is incorporated by reference into this Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

99.1   Press Release dated November 21, 2013 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: November 21, 2013   By: /s/ Kevin S. Wampler

Kevin S. Wampler
Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated November 21, 2013 issued by Dollar Tree, Inc.

Exhibit 99.1

DOLLAR TREE, INC. REPORTS THIRD QUARTER RESULTS
- Diluted earnings per share of $0.58
- Consolidated net sales increased 9.5%
- Comparable store sales increased 3.1%

CHESAPEAKE, Va. - November 21, 2013 - Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores selling everything for $1 or less, reported its results for the quarter ended November 2, 2013 ("third quarter") .

Third-Quarter Results
Consolidated net sales for the third quarter were $1.88 billion, a 9.5% increase compared to $1.72 billion reported for the quarter ended October 27, 2012 ("third quarter 2012"). Comparable store sales increased 3.1%.

Earnings per diluted share for the third quarter were $0.58, compared to the $0.68 earnings per diluted share reported for the quarter ended October 27, 2012, which included a one-time gain of $0.17 per diluted share relating to the Company's sale of its ownership interest in Ollie's Holdings, Inc. The Company's earnings per diluted share of $0.58 in the third quarter 2013 increased 13.7% compared to the third quarter 2012 earnings per diluted share of $0.51, absent the Ollie's gain. Operating margin increased 10 basis points for the quarter to 10.8%.

"I am pleased with our performance in the third quarter," said Chief Executive Officer Bob Sasser. "During a very cautious consumer environment, comparable-store sales increased as the result of growth in both consumer basics and growth in seasonal and variety merchandise, with our higher margin variety categories growing at a faster pace. Our comparable-store sales increase was driven principally by increased customer traffic, as new customers are finding Dollar Tree to be part of their solution to balance their household budgets. Our stores executed a quick transition from Halloween and are set with fresh, high-value merchandise for Thanksgiving and the Holiday season."

Cash and investments at quarter-end totaled $147.1 million, compared with $222.4 million at the end of the third quarter 2012. During the third quarter, the Company entered into a $1.0 billion Accelerated Share Repurchase program, under which the Company received 15.0 million shares in the third quarter. The ASR is expected to be completed on or before June 2014. The Company has $1.0 billion remaining on its share repurchase authorization.

During the third quarter, Dollar Tree opened 117 stores, expanded or relocated 19 stores, and closed 6 stores. Retail selling square footage increased 7.0% compared to a year ago, to 42.9 million square feet.

39-Week Period Results
Year-to-date through the three quarters ended November 2, 2013, the Company's consolidated net sales were $5.61 billion, an 8.9% increase compared with the same period in 2012. Comparable store sales increased 2.9%, on top of a 3.9% increase through three quarters last year.

Year-to-date earnings per diluted share were $1.73, compared with earnings per diluted share of $1.69 through three quarters last year. Excluding the previously disclosed gain, earnings per share through three quarters last year were $1.53.

Guidance
The Company estimates sales for the fourth quarter of 2013 to be in the range of $2.25 billion to $2.31 billion, based on a range of low-single digit positive comparable store sales. Diluted earnings per share are estimated to be in the range of $1.01 to $1.07.

Full year sales are estimated to be in the range of $7.86 billion to $7.92 billion. Diluted earnings per share are expected to be $2.72 to $2.78. Due to the ongoing ASR, these estimates assume no additional share repurchase activity in fiscal 2013.

On Thursday, November 21, 2013, the Company will host a conference call to discuss its earnings results at 9:00 a.m. EST. The telephone number for the call is 888-218-8172. A recorded version of the call will be available until midnight Thursday, November 28, and may be accessed by dialing 888-203-1112, and the access code is 2266078. A webcast of the call is accessible through Dollar Tree's website, www.dollartreeinfo.com/investors/news/events and will remain online until midnight Thursday, November 28.

Dollar Tree, a Fortune 500 Company, operated 4,953 stores in 48 states and 5 Canadian Provinces as of November 2, 2013. To learn more about the Company, visit www.DollarTree.com.

A WARNING ABOUT FORWARD‑LOOKING STATEMENTS: Our press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, or estimate. For example, our forward-looking statements include statements regarding the expected completion of the Accelerated Share Repurchase, fourth quarter and full year sales and fourth quarter and full year diluted earnings per share and fourth quarter comparable-store sales. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10‑K filed March 15, 2013, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other sections in our Quarterly Report on Form 10-Q filed August 22, 2013 and in our other filings with the Securities and Exchange Commission. We are not obligated to release publicly any revisions to any forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree, Inc.
             Timothy J. Reid, 757-321-5284
             www.DollarTree.com

DOLLAR TREE, INC.
Condensed Consolidated Income Statements
(In millions, except per share data)
(Unaudited)

	13 Weeks Ended				39 Weeks Ended			
	November 2, 2013		October 27, 2012		November 2, 2013		October 27, 2012	
Net sales	$	1,884.7	$	1,720.5	$	5,605.4	$	5,148.7
Cost of sales		1,224.8		1,120.9		3,640.8		3,346.8
Gross profit		659.9		599.6		1,964.6		1,801.9
		35.0%		34.9%		35.0%		35.0%
Selling, general & administrative expenses		455.6		415.4		1,342.5		1,245.3
		24.2%		24.2%		24.0%		24.2%
Operating income		204.3		184.2		622.1		556.6
		10.8%		10.7%		11.1%		10.8%
Interest expense, net		5.2		0.8		6.4		2.4
Other (income) expense, net		0.3		(60.7)		0.5		(61.8)
Income before income taxes		198.8		244.1		615.2		616.0
		10.5%		14.2%		11.0%		12.0%
Income tax expense		73.4		88.7		231.6		225.3
Income tax rate		36.9%		36.3%		37.6%		36.6%
Net income	$	125.4	$	155.4	$	383.6	$	390.7
		6.7%		9.0%		6.8%		7.6%
Net earnings per share:								
Basic	$	0.58	$	0.68	$	1.73	$	1.70
Weighted average number of shares		216.6		228.8		221.4		230.5
Diluted	$	0.58	$	0.68	$	1.73	$	1.69
Weighted average number of shares		217.6		230.0		222.4		231.8

DOLLAR TREE, INC.
Condensed Consolidated Balance Sheets
(Dollars in millions)
(Unaudited)

	November 2, 2013		February 2, 2013		October 27, 2012
Cash and cash equivalents	$	147.1	$	399.9	$	222.4
Merchandise inventories, net		1,237.4		971.7		1,133.2
Current deferred tax assets, net		20.0		22.5		21.8
Other current assets		83.3		79.4		31.1
Total current assets		1,487.8		1,473.5		1,408.5
Property and equipment, net		1,101.9		960.7		932.4
Goodwill		171.6		173.3		173.3
Deferred tax assets, net		23.3		28.3		19.4
Other assets, net		98.2		116.2		105.7
Total assets	$	2,882.8	$	2,752.0	$	2,639.3
Current portion of long-term debt	$	12.8	$	14.3	$	14.3
Accounts payable		526.4		346.5		420.0
Other current liabilities		227.6		235.8		232.4
Income taxes payable		—		79.6		34.3
Total current liabilities		766.8		676.2		701.0
Long-term debt, excluding current portion		1,007.0		257.0		250.0
Income taxes payable, long-term		5.3		5.6		5.1
Other liabilities		144.7		145.9		144.3
Total liabilities		1,923.8		1,084.7		1,100.4
Shareholders' equity		959.0		1,667.3		1,538.9
Total liabilities and shareholders' equity	$	2,882.8	$	2,752.0	$	2,639.3
STORE DATA:						
Number of stores open at end of period		4,953		4,671		4,630
Total selling square footage (in millions)		42.9		40.5		40.1

The February 2, 2013 information was derived from the audited consolidated financial statements as of that date.

DOLLAR TREE, INC.
Condensed Consolidated Statements of Cash Flows
(In millions)
(Unaudited)

	39 Weeks Ended			
	November 2, 2013		October 27, 2012	
Cash flows from operating activities:				
Net income	$	383.6	$	390.7
Adjustments to reconcile net income to net cash provided by				
operating activities:				
Depreciation and amortization		140.3		128.4
Gain on sale of investment in Ollie's Holdings, Inc.		—		(60.8)
Other non-cash adjustments to net income		39.5		33.2
Changes in operating assets and liabilities		(196.7)		(178.1)
Total adjustments		(16.9)		(77.3)
Net cash provided by operating activities		366.7		313.4
Cash flows from investing activities:				
Capital expenditures		(284.1)		(236.7)
Proceeds from sale of investment in Ollie's Holdings, Inc.		—		62.3
Proceeds from sale of restricted investments		15.0		—
Other		(0.3)		(0.3)
Net cash used in investing activities		(269.4)		(174.7)
Cash flows from financing activities:				
Payments on long-term debt		(21.5)		(1.2)
Proceeds from long-term debt		770.0		—
Payments for share repurchases		(1,112.1)		(235.3)
Proceeds from stock issued pursuant to stock-based				
compensation plans		5.0		8.8
Tax benefit of exercises/vesting of stock-based compensation		9.6		24.5
Other		—		(0.2)
Net cash used in financing activities		(349.0)		(203.4)
Effect of exchange rate changes on cash and cash equivalents		(1.1)		(1.2)
Net decrease in cash and cash equivalents		(252.8)		(65.9)
Cash and cash equivalents at beginning of period		399.9		288.3
Cash and cash equivalents at end of period	$	147.1	$	222.4